Exhibit 99.16

TABLE B.3

Canadian financial markets

(average annual percentage rate)

	2009	2010	2011	2012
Target for the overnight rate	0.4	0.6	1.3	2.6

Treasury bills – 3-month	0.3	0.6	1.4	2.7

Bonds – 10-year	3.3	3.2	3.6	4.6

Canadian dollar (in US cents)	87.9	96.5	100.4	99.6

Sources: Statistics Canada and Ministère des Finances du Québec.

B.36

TABLE B.7

Québec’s economic outlook

(percentage change, unless otherwise indicated)

	2010	2011	2012
Output

Real GDP	3.0	2.0	2.2

Nominal GDP	4.4	3.9	4.4

Nominal GDP ($ billion)	317.1	329.6	344.1

Components of GDP (in real terms)

Consumption	3.7	2.2	1.6

Current government expenditures	2.3	1.9	2.1

Residential investment	13.3	- 5.2	- 3.7

Non-residential business investment	8.1	10.4	6.1

Exports	- 0.3	3.4	4.4

Imports	7.0	2.9	2.2

Population and labour market

Population (thousands)	7 907	7 980	8 042

Population aged 15 years and over (thousands)	6 517	6 575	6 628

Jobs (thousands)	3 915	3 971	4 011

Job creation (thousands)	66.7	55.4	40.5

Job creation (%)	1.7	1.4	1.0

Unemployment rate (%)	8.0	7.7	7.5

Employment rate (%)	60.2	60.5	60.6

Other economic indicators

Nominal consumption	4.7	4.6	4.1

Housing starts (thousands of units)	51.4	45.1	41.0

Personal income	3.4	3.6	3.3

Wages and salaries	3.6	3.7	3.4

Corporate profits	10.5	6.5	8.3

Consumer prices	1.2	2.7	2.7

Per capita nominal GDP ($)	40 105	41 310	42 785

Per capita personal disposal income ($)	26 709	27 262	27 861

Sources:    Statistics Canada, Institut de la statistique du Québec and Ministère des Finances du Québec.

B.58